

05038290

UNITED·STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZIV INVESTMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 2095

(No. and Street)

Chicago,   Illinois   60604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Griegel   (312) 427-7208
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.

(Name – if individual, state last, first, middle name)

13116 South Western Avenue,   Blue Island, Illinois   60406
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Peter G. Ziv_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Ziv Investment Company_____ , as of ___December 31,_____ , 20 _04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

___President___
Title

___Notary Public___

"OFFICIAL SEAL"
JAMES M GRIEGEL
COMMISSION EXPIRES 09/20/08

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ziv Investment Company

We have audited the accompanying statement of financial condition of Ziv Investment Company as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
February 11, 2005

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 861,316
Receivable from broker/dealers and clearing organizations	291,167
Receivable from customers	283,748
Securities owned, at market value	5,703,265
Secured demand notes	475,000
Exchange memberships, at cost	51,500
Furniture, equipment and software, at cost (net of $156,514 accumulated depreciation)	107,577
Leasehold improvements, at cost (net of accumulated amortization of $2,005)	14,704
Other assets	16,643
TOTAL ASSETS	**$ 7,804,920**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to brokers/dealers and clearing organizations	$ 122,039
Payable to customers	6,149,326
Accounts payable, accrued expenses and other liabilities	65,850
Securities sold, not yet purchased	16,500
Obligations under capital leases	20,970
Subordinated liabilities	475,000
Total Liabilities	**$ 6,849,685**
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$ 350
Additional paid-in capital	109,650
Retained earnings	845,235
Total Shareholders' Equity	**$ 955,235**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 7,804,920**

The accompanying notes are an integral part of this financial statement.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc., the Chicago Stock Exchange, Inc. and the Chicago Board of Options Exchange, Inc. The Company's primary activity is the sale of securities.

Customers Transactions - Customers' securities transactions are recorded on a settlement date basis. Commission revenue and related expense are recorded on a trade date basis which is the same business day as the transaction date.

Firm Securities Transactions - Securities transactions of the Company are recorded on a trade date basis. Securities in firm trading accounts are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Depreciation - Depreciation is provided for using the straight-line method over estimated useful lives of three, five and seven year periods.

Leasehold Improvements - Amortization is provided using the straight-line method over 39.5 years.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 that are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Substantially all the Company's cash and cash equivalents are at one financial institution and the balances exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to the cash and cash equivalents.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL
AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $344,737 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $5,191,708 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned consist of trading and investment securities at quoted market values as illustrated below. U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2004, U.S. Treasury securities with a market value of $452,965 were being held as a security deposit with a securities clearing organization.

	Owned	Sold, Not yet Purchased
U.S. Treasuries	$ 5,644,673	$ -0-
Equity Securities	58,592	-0-
Options	-0-	16,500
Totals	$ 5,703,265	16,500

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 5 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholders.

NOTE 6 - LEASE COMMITMENTS

Operating Lease – The Company is party to a non-cancellable lease for office space that expires December 31, 2006. The total expenditures for this office space for the year ended December 31, 2004 were $65,100. The net expense for the year was $18,333, which equals the total expenditures less the reimbursements from a sublease of a portion of this space that totaled $46,767. The minimum annual rentals under this lease, exclusive of additional payments which may be required for certain increases in operating and maintenance costs and exclusive of any potential reimbursements from the sublease, are as follows:

Year	Office Lease Expiring 12/31/06
2005	65,100
2006	65,100
Total	$ 130,200

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 6 - LEASE COMMITMENTS - (Continued)

In addition, the Company had a lease agreement for office space at another location that expired January 31, 2003. Although negotiations are currently taking place, a new agreement has not yet been entered into regarding this space. Therefore, the lease is considered month to month. Office rent expense for this space was $35,202 for the year ended December 31, 2004.

Capital leases - The Company is the lessee of office furniture under two capital lease agreements. The first agreement was effective January, 2002 and the second was effective January, 2004. The assets and related liabilities have been recorded at their fair market value at the inception of the leases which were $56,247 and $12,896, respectively. Future minimum lease payments under these capital leases are as follows:

Year Ending December 31,	Amount
2005	22,876
2006	2,078
Total minimum lease payments	$ 24,954
Less: amount representing interest	(3,523)
Present value of net minimum lease payments	$ 21,431

NOTE 7 - RETIREMENT PLAN

The Company maintains a discretionary profit sharing plan covering substantially all employees. The plan is integrated with social security. The Company may make annual contributions to the plan. No contribution was made to the plan for the year ended December 31, 2004.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission UniformNet Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2004, the Company had net capital and a net capital requirement of $1,196,529 and $250,000, respectively.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at December 31, 2004 is listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to Secured Demand
Note Collateral Agreements

2%,	due 06-30-06	$ 300,000
2%,	due 12-31-06	175,000
	Total	$ 475,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

Effective June 15, 2004, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three years term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 10 – CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK – (Continued)

information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. For introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to terms of this agreement, the Company is required to maintain minimum net capital (See Note 8) of not less than $100,000 and maintain minimum coverage on its broker's blanket bond of $300,000. The Company is to maintain a deposit of $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company's customer securities transactions (not introduced to its Clearing Broker/dealer, as described in Note 10) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.